Exhibit 21.1
Subsidiaries of Registrant

Fixed Income Discount Advisory Company, Delaware corporation.
RCap Securities Inc, Maryland corporation
Merganser Capital Management, Inc., Delaware corporation.
FIDAC Housing Cycle Fund, LLC, Delaware corporation
FHC Master Fund, Ltd., a Cayman Islands exempted company (wholly owned subsidiary of FIDAC Housing Cycle Fund, LLC)